Exhibit 99.1

InMode Reports Fourth Quarter and Full Year 2022 Financial Results; Record Quarterly
Revenue of $133.6M Represents 21% Year-Over-Year Growth

YOKNEAM, Israel, Feb. 14, 2023- InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Highlights:

●            Record quarterly revenue of $133.6 million, an increase of 21% compared to the fourth quarter of 2021. InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 83% of quarterly revenues, while 9% came from InMode’s hands-free platforms and 8% from InMode’s traditional laser and non-invasive RF platforms.

● GAAP net income of $37.7 million, compared to $52.7 million in the fourth quarter of 2021; record *non-GAAP net income of $66.4 million, compared to $55.2 million in the fourth quarter of 2021.
● GAAP diluted earnings per share of $0.44, compared to $0.61 in the fourth quarter of 2021; record *non-GAAP diluted earnings per share of $0.78, compared to $0.64 in the fourth quarter of 2021.
● Record quarterly revenues from consumables and service of $17.1 million, an increase of 43% compared to the fourth quarter of 2021.

Full Year 2022 Highlights:
●
Record full year revenues of $454.3 million, an increase of 27% as compared to 2021; 81% of revenues derived from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 10% from our hands-free platforms and 9% from our traditional laser and non-invasive RF platforms

●	GAAP net income of $161.5 million, compared to $165 million in 2021; record *non-GAAP net income of $207.5 million, compared to $176.3 million in 2021
●	GAAP diluted earnings per share of $1.89, compared to $1.92 in 2021; record *non-GAAP diluted earnings per share of $2.42, compared to $2.05 in 2021
●	29% increase in international (non-U.S.) revenues as compared to 2021

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2022	Q4 2021	FY 2022	FY 2021
Revenues	$133,571	$110,540	$454,271	$357,565
Gross Margins	84%	85%	84%	85%
Net Income Attributable to InMode Ltd.	$37,708	$52,685	$161,520	$164,971
Earnings per Diluted Share	$0.44	$0.61	$1.89	$1.92
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2022	Q4 2021	FY 2022	FY 2021
Gross Margins	85%	85%	84%	85%
Net Income Attributable to InMode Ltd.	$66,370	$55,193	$207,486	$176,317
Earnings per Diluted Share	$0.78	$0.64	$2.42	$2.05

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. Non-GAAP financial results exclude share-based compensation and certain tax adjustments. The Company applied the provisions of the amendment to the Investment Law to its exempt profits accrued prior to 2020 and made a one-time payment of $12.0 million to the Israeli Tax Authority. In addition, the Company reached agreement with the Israeli Tax Authority under which the Company paid during January 2023 approximately $14.3 million on its undistributed exempt income for the year ended December 31, 2021. As a result, approximately $313.2 million of the Company’s undistributed exempt income for years 2012 through 2021 may be distributed or used by the Company without being subject to additional corporate tax.

Management Comments

“We are happy to report another record revenue year and continuously high profitable growth as we scale globally and reach a yearly revenue run rate nearing $500 million. We are also very happy with the successful launch of the Empower RF, and we remain focused on expanding into additional aesthetic and wellness categories. We are proud to have successfully navigated through the worldwide supply chain challenges in 2022, therefore fulfilling customer orders on time,” said Moshe Mizrahy, Chairman and Chief Executive Officer.

Shakil Lakhani, President of InMode North America, commented, “This year demonstrated InMode’s ability to expand into new categories and solidified our leadership position in the aesthetics and wellness markets. As our platform sales benefit from a strengthening brand awareness, we also experienced a significant increase in our consumable sales, having sold over 230,000 consumables in the fourth quarter. To further support this market demand, we continue adding talent to our team in North America this year.”

“The solid endorsement of the EmpowerRF platform significantly surpassed our most optimistic expectations for the year. Currently, we are conducting six clinical studies focusing on how this technology can positively impact a wide range of health issues for women. In addition, as we continue our strategy and expand into new areas of wellness, we plan to launch the Envision platform for the ophthalmology market during the first half of 2023, followed by the second generation of our hands-free platform for face treatments during the latter half of the year,” said Dr. Spero Theodorou, Chief Medical Officer.

Fourth Quarter 2022 Financial Results

Total revenues for the fourth quarter of 2022 reached $133.6 million, an increase of 21% compared to the fourth quarter of 2021.

“We are proud to report another record quarter and year for total revenue, while again maintaining the target gross margin range of over 84%. This derives from our ability to control expenses during global supply chain constraints, while decisively responding to high demand and ensuring orders are delivered on time. Once again, we saw strength from our international operations in the quarter, and we expect that this trend will continue,” said Yair Malca, Chief Financial Officer.

InMode applied the provisions of the amendment to the Investment Law to its exempt profits accrued prior to 2020 and made a one-time payment of $12.0 million to the Israeli Tax Authority. In addition, the Company reached agreement with the Israeli Tax Authority under which the Company paid during January 2023 approximately $14.3 million on its undistributed exempt income for the year ended December 31, 2021.

“I am very pleased that as a result, approximately $313.2 million of the Company’s undistributed exempt income for years 2012 through 2021 may be distributed or used without being subject to additional corporate tax,” Malca concluded.

GAAP gross margin for the fourth quarter of 2022 was 84% compared to a gross margin of 85% in the fourth quarter of 2021. *Non-GAAP gross margin for the fourth quarter of 2022 and 2021 was 85%.

GAAP operating margin for the fourth quarter of 2022 was 45%, compared to an operating margin of 49% in the fourth quarter of 2021. *Non-GAAP operating margin for the fourth quarter of 2022 was 50% and for the fourth quarter of 2021 was 51%. The decrease in GAAP operating margin is primarily attributable to change in share-based compensation expense.

InMode reported GAAP net income of $37.7 million, or $0.44 per diluted share, in the fourth quarter of 2022, compared to $52.7 million, or $0.61 per diluted share, in the fourth quarter of 2021. On a *non-GAAP basis, InMode reported net income of $66.4 million, or $0.78 per diluted share, in the fourth quarter of 2022, compared to $55.2 million, or $0.64 per diluted share, in the fourth quarter of 2021. The decrease in GAAP net income is primarily attributable to undistributed exempt income.

Full Year 2022 Financial Results

Total revenues for 2022 were $454.3 million, an increase of 27% as compared to 2021. This increase was primarily attributable to strong demand for our minimally invasive platforms. In addition, InMode gained traction in international markets, with international revenues growing 29% year over year.

GAAP gross margin for 2022 was 84%, and the gross margin in 2021 was 85%. *Non-GAAP gross margin for 2022 was 84% and the gross margin in 2021 was 85%.

GAAP operating margin for 2022 was 44%, compared to the operating margin of 47% in 2021. *Non-GAAP operating margin for 2022 was 49%, compared to the operating margin of 50% in the full year of 2021. The decrease in GAAP operating margin is primarily attributable to a change in share-based compensation expense.

InMode reported GAAP net income attributable to InMode Ltd. of $161.5 million, or $1.89 per diluted share, in 2022. This is compared with GAAP net income attributable to InMode Ltd of $165 million, or $1.92 per diluted share, in 2021. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $207.5 million, or $2.42 per diluted share, in the full year of 2022, compared to net income attributable to InMode Ltd. of $176.3 million, or $2.05 per diluted share, in the full year of 2021.

As of December 31, 2022, InMode had cash and cash equivalents, marketable securities, and short-term bank deposits of $547.4 million.

2023 Financial Outlook

Management provided an outlook for the full year of 2023 ending December 31, 2023. Based on current estimates, management expects:

●	Revenue between $525 million and $530 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $236 million and $238 million

●	*Non-GAAP earnings per diluted share between $2.58 and $2.60

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. Non-GAAP financial results exclude share-based compensation and certain tax adjustments. The Company applied the provisions of the amendment to the Investment Law to its exempt profits accrued prior to 2020 and made a one-time payment of $12.0 million to the Israeli Tax Authority. In addition, the Company reached agreement with the Israeli Tax Authority under which the Company Paid during January 2023 approximately $14.3 million on its undistributed exempt income for the year ended December 31, 2021. As a result, approximately $313.2 million of the Company’s undistributed exempt income for years 2012 through 2021 may be distributed or used by the Company without being subject to additional corporate tax.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, February 14, 2023, at 8:30 a.m. Eastern Time to discuss the fourth quarter 2022 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10174372/f5819ac374

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=JnMDK7VQ

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from February 14, 2023, at 12 p.m. Eastern Time to February 28, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 3700075

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode

InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
REVENUES	133,571	110,540	454,271	357,565
COST OF REVENUES	21,002	16,847	73,485	53,592
GROSS PROFIT	112,569	93,693	380,786	303,973
OPERATING EXPENSES:
Research and development	3,261	2,528	12,425	9,532
Sales and marketing	47,012	35,286	160,576	119,353
General and administrative	2,398	2,527	9,931	8,411
Other Income	-	(800)	-	(800)
TOTAL OPERATING EXPENSES	52,671	39,541	182,932	136,496
INCOME FROM OPERATIONS	59,898	54,152	197,854	167,477
Finance income, net	3,962	118	3,612	525
INCOME BEFORE TAXES	63,860	54,270	201,466	168,002
INCOME TAXES	26,152	1,585	39,946	2,928
NET INCOME	37,708	52,685	161,520	165,074
Less: net income attributable to non-controlling interests	-	-	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	37,708	52,685	161,520	164,971

NET INCOME PER SHARE:
Basic	0.46	0.63	1.96	2.03
Diluted	0.44	0.61	1.89	1.92
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,449	83,234	82,482	81,445
Diluted	85,288	86,384	85,404	86,017

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2022	December 31, 2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	97,540	68,136
Marketable securities (amortized cost of $384,321 and $296,243, as of December 31, 2022 and 2021, respectively)	374,589	294,530
Short-term bank deposits	75,254	53,248
Accounts receivable, net of allowance for credit losses of $836 and $1,107, as of December 31, 2022 and 2021, respectively	26,997	20,236
Other receivables	15,094	12,938
Inventories	39,897	21,026
TOTAL CURRENT ASSETS	629,371	470,114
NON-CURRENT ASSETS:
Accounts receivable net of allowance for credit losses of $482 and $0 at December 31, 2022 and 2021, respectively	3,973	768
Deferred income tax asset, net	3,094	1,334
Operating lease right-of-use assets	5,073	4,321
Property and equipment, net	2,298	1,404
Other investments	600	600
TOTAL NON-CURRENT ASSETS	15,038	8,427
TOTAL ASSETS	644,409	478,541
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	16,242	8,779
Contract liabilities	13,798	13,805
Other liabilities	51,980	29,266
TOTAL CURRENT LIABILITIES	82,020	51,850
NON-CURRENT LIABILITIES:
Contract liabilities	3,959	2,751
Other liabilities	303	4,831
Operating lease liabilities	3,509	3,307
TOTAL NON-CURRENT LIABILITIES	7,771	10,889
TOTAL LIABILITIES	89,791	62,739

TOTAL SHAREHOLDERS’ EQUITY	554,618	415,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	644,409	478,541

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	37,708	52,685	161,520	165,074
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	218	139	680	517
Share-based compensation expenses	7,148	3,124	24,452	11,962
Change in allowance for credit losses of trade receivable	47	141	449	516
Loss on marketable securities, net	22	142	71	175
Finance expenses (income), net	(2,737)	(375)	(1,210)	1,223
Deferred income taxes, net	(72)	(379)	84	(770)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	805	1,934	(10,415)	(10,544)
Increase in other receivables	(1,081)	(1,982)	(1,787)	(6,400)
Increase in inventories	(4,087)	(1,848)	(18,871)	(6,043)
Increase (decrease) in accounts payable	2,946	(105)	7,463	2,369
Increase (decrease) in other liabilities	14,575	(2,056)	17,941	14,138
Increase in contract liabilities	1,660	1,473	1,201	2,668
Net cash provided by operating activities	57,152	52,893	181,578	174,885
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	-	(7,000)	(93,701)	(73,090)
Proceeds from short-term deposits	-	7,000	73,090	69,180
Purchase of fixed assets	(328)	(182)	(1,575)	(939)
Purchase of marketable securities	(70,944)	(70,560)	(168,680)	(273,834)
Proceeds from sale of marketable securities	-	33,785	2,303	93,652
Proceeds from maturity of marketable securities	32,997	6,150	79,089	24,925
Net cash used in investing activities	(38,275)	(30,807)	(109,474)	(160,106)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(23,444)	(42,637)	(35,365)
Exercise of options	637	540	1,552	20,343
Net cash provided by (used in) financing activities	637	(22,904)	(41,085)	(15,022)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	978	26	(1,615)	(559)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,492	(792)	29,404	(802)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,048	68,928	68,136	68,938
CASH AND CASH EQUIVALENTS AT END OF PERIOD	97,540	68,136	97,540	68,136

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,				Year Ended December 31,
	2022		2021		2022		2021
Revenues by Category:

Capital Equipment revenues - United States	80,352	60%	66,810	60%	260,992	58%	211,424	59%
Capital Equipment revenues - International	36,094	27%	31,785	29%	133,220	29%	107,815	30%
Total Capital Equipment revenues	116,446	87%	98,595	89%	394,212	87%	319,239	89%
Consumables and service revenues	17,125	13%	11,945	11%	60,059	13%	38,326	11%
Total Net Revenue	133,571	100%	110,540	100%	454,271	100%	357,565	100%

	Three months ended December 31,						Year Ended December 31,
	2022			2021			2022			2021
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	86	76	83	74	70	73	85	74	81	71	73	72
Hands-Free	11	4	9	23	6	17	12	6	10	27	7	20
Non-Invasive	3	20	8	3	24	10	3	20	9	2	20	8
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2022				Three months ended December 31, 2021
	GAAP	Share Based Compensation	Undistributed Exempt Income	Non-GAAP	GAAP	Share Based Compensation	Other Income Related to IP Transactions	Non-GAAP
REVENUES	133,571	-	-	133,571	110,540	-	-	110,540
COST OF REVENUES	21,002	(553)	-	20,449	16,847	(304)	-	16,543
GROSS PROFIT	112,569	553	-	113,122	93,693	304	-	93,997
OPERATING EXPENSES:
Research and development	3,261	(918)	-	2,343	2,528	(442)	-	2,086
Sales and marketing	47,012	(5,069)	-	41,943	35,286	(2,120)	-	33,166
General and administrative	2,398	(608)	-	1,790	2,527	(258)	-	2,269
Other Income	-	-	-	-	(800)	-	800	-
TOTAL OPERATING EXPENSES	52,671	(6,595)	-	46,076	39,541	(2,820)	800	37,521
INCOME FROM OPERATIONS	59,898	7,148	-	67,046	54,152	3,124	(800)	56,476
Finance income, net	3,962	-	-	3,962	118		-	118
INCOME BEFORE TAXES	63,860	7,148	-	71,008	54,270	3,124	(800)	56,594
INCOME TAXES	26,152	-	(21,514)	4,638	1,585		(184)	1,401
NET INCOME	37,708	7,148	21,514	66,370	52,685	3,124	(616)	55,193

NET INCOME PER SHARE:
Basic	0.46			0.80	0.63			0.66
Diluted	0.44			0.78	0.61			0.64
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,449			82,449	83,234			83,234
Diluted	85,288			85,515	86,384			86,519

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2022				Year Ended December 31, 2021
	GAAP	Share Based Compensation	Undistributed Exempt Income	Non-GAAP	GAAP	Share Based Compensation	Other Income Related to IP Transactions	Non-GAAP
REVENUES	454,271	-	-	454,271	357,565	-	-	357,565
COST OF REVENUES	73,485	(1,917)	-	71,568	53,592	(1,108)	-	52,484
GROSS PROFIT	380,786	1,917	-	382,703	303,973	1,108		305,081
OPERATING EXPENSES:
Research and development	12,425	(3,166)	-	9,259	9,532	(1,554)	-	7,978
Sales and marketing	160,576	(17,302)	-	143,274	119,353	(8,274)	-	111,079
General and administrative	9,931	(2,067)	-	7,864	8,411	(1,026)	-	7,385
Other Income	-	-	-	-	(800)	-	800	-
TOTAL OPERATING EXPENSES	182,932	(22,535)	-	160,397	136,496	(10,854)	800	126,442
INCOME FROM OPERATIONS	197,854	24,452	-	222,306	167,477	11,962	(800)	178,639
Finance income, net	3,612	-	-	3,612	525	-	-	525
INCOME BEFORE TAXES	201,466	24,452	-	225,918	168,002	11,962	(800)	179,164
INCOME TAXES (TAX BENEFIT)	39,946	-	(21,514)	18,432	2,928	-	(184)	2,744
NET INCOME	161,520	24,452	21,514	207,486	165,074	11,962	(616)	176,420
Less: net income attributable to non-controlling interests	-	-	-	-	(103)	-	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	161,520	24,452	21,514	207,486	164,971	11,962	(616)	176,317

NET INCOME PER SHARE:
Basic	1.96			2.52	2.03			2.16
Diluted	1.89			2.42	1.92			2.05
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,482			82,482	81,445			81,445
Diluted	85,404			85,628	86,017			86,192